Exhibit 99.1

DouYu International Holdings Limited Announces Share Repurchase Program

WUHAN, China, December 28, 2023 /PRNewswire/ -- DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that its board of directors and management have authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares during a period of up to twelve months commencing on January 1, 2024, subject to the relevant rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. The Company expects to utilize its existing funds to fund repurchases made under this program.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Tel: +86 (10) 6508-0677

Andrea Guo

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677